A La Carte Charts Corporation

42211 N. 42nd Drive #A105

Phoenix, AZ 90212

July 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jonathan Burr

Re:	A La Carte Charts Corporation Registration Statement on Form S-1 File No. 333-218440 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Burr:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, A La Carte Charts Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-218440), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Daylight Time on July 18th, 2017, or as soon as practicable thereafter.

The Registrant hereby authorizes Joshua Kushner, of The Kushner Law Offices, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jim Cassidy of Cassidy & Associates, at (202) 744-2929, or in his absence Joshua Kushner, of The Kushner Law Offices, at (818) 850-2749. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to The Kushner Law Offices, attention: Joshua Kushner, via e-mail at jkushner@thekushneroffices.com.

Best Regards,

A LA CARTE CHARTS CORPORATION

/s/ David Meyers
David Meyers
Chief Executive Officer

cc: Jim Cassidy, Esq., Cassidy & Associates

Joshua Kushner, Esq., The Kushner Law Offices